Exhibit 5

SCOR

A public limited company with capital of 645.335.978 euros
Registered Office: 1, Avenue du Général de Gaulle, 92800 PUTEAUX

MEMORANDUM AND ARTICLES OF ASSOCIATION

Last amended 18 May, 2004

(Translated from the French of the SCOR’s “STATUTS”)

ARTICLE 1 — FORM

The company is a public limited company, governed by current and future law and by this Memorandum and Articles of Association.

ARTICLE 2 — NAME

The company’s name is “SCOR”.

The company was founded in 1855 under the name “COMPAGNIE IMPERIALE DES VOITURES DE PARIS” and in 1866 became a public limited company under the name “COMPAGNIE GENERALE DES VOITURES A PARIS”. In 1977, the company adopted the name “C.G.V.” (Compagnie Générale des Voitures à Paris). The name “SCOR S.A.” was adopted in 1989 and the name “SCOR” in 1996.

ARTICLE 3 — CORPORATE AIMS

The aims of the company, either directly or indirectly, and in all countries, are as follows:

a)	insurance, reinsurance, cession or retrocession business of any nature in all classes and in all countries; transfer in any form of reinsurance contracts or liabilities of any French or foreign company, organisation, entity or association; creation, acquisition, rental, lease, installation and operation of any undertaking for the purpose of carrying on such business;

b)	construction, rental, operation or purchase of any building;

c)	acquisition and management of all securities and other equity rights by any means including but not limited to subscription for, transfer or acquisition of shares, bonds, interests in private companies or partnerships and other equity rights;

d)	acquisition of equity investments or interests in any industrial, commercial, agricultural, financial, securities and real estate or other undertaking, formation of any company, participation in any increases of capital, mergers, break-ups and partial conveyances;

e)	administration, management and control of any company or other undertaking, direct or indirect participation in all transactions carried out by such companies or undertakings by any means and including but not limited to direct or indirect participation in any company or equity investment;

And generally all such industrial, commercial, financial, securities and real estate transactions as may pertain to the above stated aims or as may facilitate the implementation or pursuit thereof.

ARTICLE 4 — REGISTERED OFFICE

The company’s registered office is located at 1, Avenue du Général de Gaulle, 92800 PUTEAUX.

It may be moved to any place within the same or an adjacent department by resolution of the Board of Directors subject to ratification by the shareholders at the next Annual General Meeting.

ARTICLE 5 — TERM

The term of the company expires on 30 June 2024, unless dissolved earlier or extended by extraordinary resolution of the shareholders.

ARTICLE 6 — CAPITAL

The authorized capital is EUR 645,335,978 divided into 819,269,070 shares of stock.

By decisions of the Annual General Meeting of Shareholders, of the Board of Directors and of the Chairman on 1 December 2003, the Company increased its share capital via the issuance of 682,724,225 new ordinary shares with a par value of one euro each, plus a issue premium amounting to Euros 68,272,422,50.

ARTICLE 7 -— FORM, TRANSFER, AND CONVEYANCE OF SHARES

Fully paid shares may either be registered or bearer shares depending on the choice of the shareholder.

The Company may at all times request information from the securities clearing house in order to identify, under the applicable legal and regulatory conditions, the holders of securities granting the immediate or eventual right to vote in its Shareholder Meetings, as well as the quantity of securities held by each and, if relevant, the restrictions that can be imposed on them.

Registered shares are transmitted by wire transfer to the relevant share accounts in accordance with the terms and conditions set forth by law.

In addition to the information required by law from Shareholders with a direct or indirect stake in the Company’s capital, all Shareholders are required, subject to the sanctions provided in articles L 233-14 and L 233-7 paragraph 6 of the French Code of Commerce, to inform the Company by registered letter with proof of receipt of the total number of shares they hold within five working days of the date of becoming the holder, directly or indirectly, as described in article L 233-7 paragraph 4 of the abovementioned Code, of a number of shares in the capital crossing, upwards or downwards, a threshold corresponding to 2.5% of the capital.

ARTICLE 8 — RIGHTS ATTACHED TO SHARES

Each share shall give the holder one vote at General Meetings. In addition to a voting right, each share shall give the holder the right to a share of the company’s net assets, profits or surplus upon liquidation in proportion to the number and nominal value of shares in issue. On each occasion that a minimum number of shares is required to exercise a particular right, holders who do not own the minimum number may at their own initiative group their shares together for the purpose of exercising the said right.

ARTICLE 9 -— PAYMENT OF SHARES

The Board of Directors shall fix the terms and conditions of payment for new shares issued for cash as a result of a resolution to increase the share capital.

Subscribers and shareholders shall be notified of payment calls on shares not less than fifteen days before the date appointed for each payment either by a notice placed in the legal gazette of the locality in which the company’s registered office is situated or by registered personal letter.

If an amount remains unpaid after it has become due and payable, the person from whom it is due and payable shall without further formality or notice be charged penalty interest on the amount unpaid at a rate of 6% per annum, on a daily basis, with effect from the day it became due and payable and until payment of such penalty, without prejudice to any legal action which the company may take against the defaulting shareholder and any court orders which may be made.

ARTICLE 10 — CORPORATE GOVERNANCE

Irrespective of the number of employees, the company shall be governed by a Board of Directors composed of the following:

1.  Directors appointed by the annual general meeting of shareholders. Such directors must be natural persons and their number shall not be less than nine nor more than eighteen.

Their term of office shall not exceed 6 years.

Directors or representatives of corporate bodies may not hold office after the age of 72. A Director reaching the age of 72 while in office shall retire at the expiry of the term of office determined at the General Meeting of the Shareholders.

2.  One director elected by the salaried personnel of the Company and that of its direct or indirect subsidiaries whose registered office is domiciled in French territory.

The said director shall be elected for three years.

The status and method of election of this director are laid down in Article L. 225-27 of the French Commercial Code and in these Company Articles.

The election shall take place according to the following timetable:

—	notice of the election shall be given six weeks before the date of the ballot,

—	candidatures should be registered four weeks before the date of the ballot,

—	the list of candidates and candidatures shall be posted three weeks before the date of the ballot,

—	documents required for voting by correspondence shall be sent out two weeks before the date of the ballot,

—	the election shall be so organized that the second round can take place at the latest fifteen days before the end of the outgoing director’s term.

The election shall take place by majority vote in two rounds.

Each candidature shall comprise the name of the candidate and of his or her replacement.

Lists of candidates and candidatures other than those presented by a trade union having representative status at company level must be accompanied by a document containing the names and signatures of one-twentieth of employees eligible to vote.

In the event that the maintenance of an employee-elected director, as provided herein, calls for new elections to be held, these shall be organized at the earliest opportunity. The new director thus elected shall assume his or her duties upon proclamation of the results, and the Board may validly meet and vote until that date.

Each director, whether elected by the General Meeting of Shareholders or by the personnel, shall own at least one share throughout his or her term of office.

ARTICLE 11 — PROCEEDINGS OF THE BOARD OF DIRECTORS

Notice of meetings of the Board of Directors may be given in any manner whatever, including verbally. The Board of Directors shall transact business in accordance with the quorum and voting majority required by law. In the event of a tied vote, the Chairman shall have the casting vote providing he is chairing the meeting.

Any Director may attend a meeting of the Board of Directors and participate therein by videoconference as provided in applicable regulations.

Minutes of each meeting shall be kept and copies or extracts of resolutions passed shall be issued and certified in accordance with the law.

ARTICLE 12 — POWERS OF THE BOARD OF DIRECTORS

The Directors may exercise all the powers vested in them by law.

ARTICLE 13 — COMPENSATION OF DIRECTORS AND CONTROLLERS

The total amount of Directors’ fees shall be fixed by ordinary resolution of the shareholders and the Directors shall split said fees among themselves and where applicable the controllers as they deem appropriate. The amount of fees thus fixed shall remain valid until amended by further resolution of the shareholders.

The Board may also grant exceptional remuneration to Directors in the circumstances and under the terms set forth by law.

ARTICLE 14 — ORGANIZATION OF THE BOARD OF DIRECTORS

The Board of Directors shall elect a Chairman from among its members.

The Chairman is responsible for organising and directing its work, and shall report on it to the Annual General Meeting. He is responsible for the proper functioning of all parts of the Company.

The age-limit for election to the position of Chairman is 65 years of age. If the sitting Chairman reaches this age, he shall retire as a matter of course at the end of the next Annual General Meeting. As an exception to this rule, however, the Board of Directors may extend the Chairman’s mandate, when he reaches the age limit, once only and for a maximum period not exceeding the date of the Annual General Meeting called to approve the accounts for the second financial year following the one in which he reaches 65 years of age.

The Board of Directors may appoint a Vice-Chairman from among its members, whose duties are to call and chair Board meetings in the absence of the Chairman. He may also constitute study committees to formulate proposals and obtain any opinions he may wish to hear.

ARTICLE 15 — CHIEF EXECUTIVE OFFICERS

Responsibility for the management of the Company lies with either the Chairman of the Board of Directors or another person reporting to him, nominated by the Board of Directors and bearing the title of Chief Executive Officer.

Upon the appointment of the Chairman, the Board of Directors shall choose between the two means of exercising the role mentioned in the previous paragraph.

When the said role is taken by the Chairman of the Board of Directors, the provisions of the present article relating to the Chief Executive Officer shall apply to him.

The Chief Executive Officer shall have full powers to act in the name of the Company under all circumstances. In exercising these powers he shall be limited by the Company’s aims and the restrictions explicitly placed by law on shareholder meetings or the Board of Directors.

He shall represent the Company in its dealings with third parties.

On the initiative of the Chief Executive Officer the Board of Directors may appoint up to five Executive Vice Presidents under the conditions laid down by law. In relation to third parties, the Executive Vice Presidents shall have the same powers as the Chief Executive Officer.

Nobody aged over 65 years may be appointed as Chief Executive Officer or Executive Vice President. If the sitting Chief Executive Officer or Executive Vice President reaches this age, he shall retire as a matter of course at the end of the next Annual General Meeting.

However, the Board of Directors may exceptionally extend the Chief Executive Officer’s or Executive Vice President’s mandate on one occasion when he reaches the age limit, for a maximum period which may not exceed the date of the Annual General Meeting called to approve the accounts for the second financial year following the one in which he reaches the age of 65.

ARTICLE 16 — CONTROLLERS

The company may by ordinary resolution appoint controllers comprising one or more members up to a maximum of four.

Non-voting directors shall be elected for a period of two years renewable without limit.

If the controllers comprise fewer than four members, the Board of Directors may if it deems expedient in the interests of the company, provisionally appoint one or more members. In this event, such appointments shall subsequently be ratified by ordinary resolution of the shareholders.

Equally, if a controller’s seat is vacated between two shareholders’ Meetings, the Board of Directors may provisionally appoint a member to fill the vacancy, subject to subsequent ratification by ordinary resolution of the shareholders.

The term of office of a controller thus appointed shall be the same as that of the outgoing member.

No one over the age of 72 may be appointed as controller. If a controller reaches the age of 72 while in office, he shall be deemed to have retired at the next Annual General Meeting.

Controllers shall attend Board Meetings in a consultative capacity. They may present a report at the shareholders’ meetings if they deem it appropriate.

ARTICLE 17 — AUDITORS

One or more Statutory Auditors shall be appointed and shall perform their audit duties in accordance with the law.

Their fees are fixed by law or, failing that, by ordinary resolution of the shareholders.

ARTICLE 18 — SHAREHOLDERS’ MEETINGS

Shareholders’ meetings shall be convened and shall proceed as prescribed by law.

Meetings shall be held either at the company’s registered office or at any other place indicated in the notice of meeting.

Any shareholder may attend a Shareholder’s Meeting, either in person or by proxy, by giving proof of his identity and ownership of his shares, whether these are registered in his name or by presenting a certificate issued by the approved intermediary holding the shares. The time period during which shares shall be restricted prior to the date of the Shareholder’s Meeting shall be determined by the Board of Directors.

Subject to the terms and conditions set forth by law and regulations, shareholders may send their proxies or votes by correspondence for any shareholder’s meeting, either in paper format, or, if approved by the Board of Directors, by electronic means. The deadline for returning votes by correspondence shall be determined by the Board of Directors.

The Board of Directors may also determine that shareholders may participate in and vote at any shareholder’s meeting by video conference or by any other mode of telecommunication permitting shareholders to be identified, as provided in regulations.

Meetings shall be chaired by the Chairman of the Board of Directors, or by a Director appointed specifically for that purpose by the Board.

Minutes of the meeting shall be kept and copies thereof certified and issued in accordance with the law.

ARTICLE 19 — FINANCIAL YEAR — APPROPRIATION OF PROFIT

Each financial period shall comprise one full calendar year commencing on 1 January and closing on 31 December of the same year.

Each year, amounts to be transferred to reserves as provided by law shall be deducted from the net profit for the year less any prior-year losses where applicable.

Profit available for distribution comprise the net profit for the year, less prior-year losses and all sums transferred to reserves pursuant to the law, plus any retained earnings.

All or part of the profit available for distribution may be transferred by ordinary resolution of the shareholders to any discretionary, ordinary or extraordinary reserves or again to retained earnings as deemed appropriate.

Any remaining balance shall be divided between all the shares in proportion to their unredeemed paid-up value.

The company may by ordinary resolution distribute all or part of the discretionary reserves in the form of a full or partial dividend or as an exceptional distribution; in this case, the resolution shall specify the sums to be deducted from each reserve.

The company may by ordinary resolution take all steps necessary to give each shareholder the option of receiving all or part of a dividend or interim dividend in the form of shares in the company, in accordance with the terms and conditions set forth by law.

ARTICLE 20 — LIQUIDATION

In the event of dissolution of the Company, one or more liquidators shall be appointed by ordinary resolution of the shareholders.

The liquidator shall represent the company and have full powers to realise the Company’s assets, including by voluntary arrangement. The liquidator shall be authorised to pay the company’s creditors and distribute any surplus.

The company may by ordinary resolution authorise the liquidator to expedite business in progress or to contract new business for the purposes of completing the liquidation.

Any surplus remaining after repayment of the nominal value of the shares shall be distributed among the shareholders in the same proportion as their holding in the share capital of the company.

ARTICLE 21 — DISPUTES

Any disputes relating to the affairs of the company arising during the term of the company or during its liquidation, either between the company and its shareholders or between the shareholders themselves, shall be submitted to the jurisdiction of the competent courts.